EXHIBIT 99.3

NXT ENERGY SOLUTIONS INC. 2026 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE-AND-ACCESS NOTIFICATION

You are receiving this notice-and-access notification because NXT Energy Solutions Inc. (“NXT”) is using notice-and-access procedures to deliver materials to registered and beneficial holders of its common shares (collectively, “Shareholders”) in advance of the annual and special meeting of Shareholders to be held on June 9, 2026 (the “Meeting”). Shareholders will still receive a paper copy of the form of proxy (“Proxy”) or voting instruction form (“VIF”), as applicable, enabling them to vote at the Meeting; however, instead of receiving a paper copy of NXT’s Management Information Circular dated April 24, 2026 (the “Information Circular”) and audited financial statements for the most recently completed financial year, including the accompanying notes thereto, and the auditor’s report thereon (collectively, the “Meeting Materials”), Shareholders are notified on how to access the Meeting Materials electronically. The electronic delivery of Meeting Materials is more environmentally friendly and also reduces printing and mailing costs.

MEETING DATE AND LOCATION

➢	Tuesday, June 9, 2026 at 10:00 am (Calgary time)

➢	Norton Rose Fulbright Canada LLP (Suite 3700, 400 3rd Avenue SW, Calgary, Alberta)

AT THE MEETING SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON:

Election of Directors: Elect seven directors for the ensuing year. More information can be found in the Information Circular under the heading “Particulars of Matters to be Acted Upon – Election of Directors”.

Appointment of Auditors: Re-appoint MNP LLP as NXT’s auditor for the ensuing year. More information can be found in the Information Circular under the heading “Particulars of Matters to be Acted Upon–Appointment of Auditor”.

Employee Share Purchase Plan Resolution: To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the Employee Share Purchase Plan and approving the unallocated entitlements issuable thereunder. More information can be found in the Information Circular under the heading “Particulars of Matters to be Acted Upon – Employee Share Purchase Plan Resolution”.

Unallocated Entitlements Resolution: To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the unallocated entitlements issuable under the Amended and Restated Restricted Share Unit Plan. More information can be found in the Information Circular under the heading “Particulars of Matters to be Acted Upon – Unallocated Options Resolution”.

Preferred Share Resolution: To consider and, if thought appropriate, to pass, with or without variation, a special resolution approving the cancellation of the Series 2 Preferred Shares. More information can be found in the Information Circular under the heading “Particulars of Matters to be Acted Upon – Unallocated Options Resolution”.

Other Business: Shareholders may be asked to consider other items of business formally brought before the Meeting. Information on the use of discretionary authority to vote on other business is found in the Information Circular under the heading “General Information – Exercise of Discretion by Proxyholders”.

HOW TO ACCESS MEETING MATERIALS

The Information Circular includes important information about the Meeting and should be read carefully before you vote. Shareholders may access the Meeting Materials online at http://www.nxtenergy.com/investor-relations/annual-meeting-2026 or on SEDAR+: www.sedarplus.com. Alternatively, Shareholders may request paper copies of the Meeting Materials by mail, or ask any questions about the notice-and-access process, by calling toll free at 1-866-890-7020 or by emailing ewoychyshyn@nxtenergy.com. Paper copies may be requested at any time up to the date of the Meeting, but in order to receive and review the Meeting Materials prior to the Meeting and return the proxy form or voting instruction form prior to the deadline for receipt of proxies, please make your request by May 25, 2026.

1

VOTING

Shareholders are asked to return their Proxy at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the Meeting or any postponement or adjournment thereof, or their VIF at least two business days in advance of the proxy deposit date using one of the following methods:

	Registered Shareholders	Beneficial Shareholders
Online:	www.investorvote.com	www.proxyvote.com
Telephone:	1-866-732-8683 (within North America) 1-312-588-4290 (outside North America)	Call the number(s) listed on your voting instruction form.
Mail:	Computershare Trust Company 14th Floor, 320 Bay Street, Toronto, ON, M5H 4A6	Return your voting instruction form to the address listed on your voting instruction form.

2